UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 20, 2014

___________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON MARCH 27, 2014

Notice is hereby given that a Special General Meeting of Shareholders of (the “Meeting”) of Camtek Ltd. (the “Company”) will be held on March 27, 2014 at 10:00 a.m. local time, at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, for the following purposes:

To authorize our Active Chairman of the Board of Directors to assume responsibilities previously held by our Chief Executive Officer.

Shareholders of record at the close of business on February 25, 2014, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the Meeting (whether in person or via proxy card). Such shareholder must provide the Company with an ownership certificate (as of the record date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s share registry may vote in person or by proxy at the Meeting. If such joint owner is not present at the Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at the Meeting, and so forth.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received at our registered office in Israel at least 24 hours prior to the time of the Meeting, unless otherwise determined by the Board of Directors.

By Order of the Board of Directors,

RAFI AMIT
Active Chairman of the Board of Directors

February 20, 2014

____________________

PROXY STATEMENT

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SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Camtek Ltd. (“we", “Camtek” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the "Special General Meeting" or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on March 27, 2014 at 10:00 a.m. (Israel time), at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel.

PURPOSE OF THE SPECIAL GENERAL MEETING

It is proposed that at the Special General Meeting, a resolution be adopted as follows:  to authorize our Active Chairman of the Board of Directors to assume responsibilities previously held by our Chief Executive Officer.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on February 25, 2014, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote in person or by proxy at the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his/her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company at least twenty four (24) hours prior to the time fixed for the Meeting (unless otherwise determined by the Board of Directors), Shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission ("SEC") on Form 6-K and with the Israeli Securities Authority.

QUOROM

The presence of two or more shareholders who hold in the aggregate at least 33 1/3% of the voting rights of the Company, present in person or by proxy and entitled to vote, within one half an hour from the time specified for the commencement of the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within one half hour of the time specified for the commencement of the Meeting, the Meeting will be adjourned for one week to the same day, the same hour and the same place, or to a later date if so specified in the notice of the Special General Meeting. If a quorum is not present within one half hour from the time set for the commencement of the adjourned Meeting, the Meeting will take place regardless of whether a quorum is present.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 19, 2014, the number of Ordinary Shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding Ordinary Shares, and (ii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC.  Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Name	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares
Priortech Ltd. ("Priortech")	16,919,739	55.65%
Rafi Amit(2)	17,006,799	55.93%
Yotam Stern(3)	17,050,439	56.08%
Office Holders as a group (12 persons)(4)	17,300,805	56.9%

(1)
Ordinary shares relating to options currently exercisable or exercisable within 60 days as of February 19, 2014, are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person. As of the date of this Proxy Statement, the total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of February 19, 2014, is 191,872.

(2)
Mr. Amit directly owns 49,560 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech.  As a result, Mr. Amit may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Amit disclaims beneficial ownership of such shares.

(3)
Mr. Stern directly owns 108,200 of our Ordinary Shares.  In addition, as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Stern may be deemed to control Priortech. As a result, Mr. Stern may be deemed to beneficially own the shares of the Company held by Priortech.  Mr. Stern disclaims beneficial ownership of such shares.

(4)
Including Messrs. Amit’s and Stern’s interest in Ordinary Shares beneficially owned by Priortech. Our office holders as a group directly own 189,124 of our Ordinary Shares (and 191,872 options which have vested or will vest within 60 days as of February 19, 2014). Each of our Office Holders, other than Messrs. Amit and Stern, beneficially owns less than 1% of our outstanding Ordinary Shares (including options held by each such person which have vested or will vest within 60 days as of February 19, 2014) and have therefore not been listed separately.

ITEM A

TO AUTHORIZE OUR ACTIVE CHAIRMAN OF THE BOARD OF DIRECTORS TO
ASSUME RESPONSIBILITIES PREVIOUSLY HELD BY OUR CHIEF EXECUTIVE OFFICER

In the 2010 Annual General Meeting of Shareholders it was resolved that the responsibilities of Mr. Rafi Amit in his position as Active Chairman of the Board shall be set by the Company's Board of Directors but in general shall include responsibility over strategic planning, acquisitions, strategic ventures and alliances, as well as overall direction of the Asian activity of the Company. It was further decided therein that Mr. Amit shall, in addition to his position as our Active Chairman of the Board, continue to devote 25% of his time to the Company's parent company, Priortech Ltd. (hereinafter: "Priortech"), by providing services to Priortech through AMITEC – Advanced Multilayer Interconnect Technologies Ltd., a wholly-owned subsidiary of Priortech.

On January 6, 2014, following Mr. Roy Porat’s decision to step down from his position as our Chief Executive Officer, our Board decided that, upon the conclusion of a limited transition period, all responsibilities previously held by Mr. Porat shall be delegated to Mr. Amit in his capacity as our Active Chairman of the Board, without any further amendment of his terms of employment, including his compensation structure as approved in the 2010 Annual General Meeting of Shareholders and further re-approved in the 2013 Special General Meeting of the Shareholders.

In accordance with sections 95(b) and 121(c) of the Israeli Companies Law 5759-1999 (hereinafter: "Companies Law"), Mr. Amit, in his capacity as our Active Chairman of the Board, may not assume responsibilities otherwise attributed under the Companies Law to the Chief Executive Officer without first obtaining shareholder approval. The shareholders may give their approval for the assumption of said responsibilities for renewable periods not exceeding three (3) years each.

In accordance with the provisions of the Companies Law, our Audit Committee and Board of Directors (with Mr. Amit and Mr. Yotam Stern not participating) resolved, in their separate resolutions, dated January 26, 2014, that subject to shareholder approval, all responsibilities attributed to the Chief Executive Officer be delegated to Mr. Amit in his capacity as Active Chairman of the Board for a period of three (3) years, as of the date of the Meeting. Our Audit Committee and Board are of the opinion that Mr. Amit brings a tremendous understanding of the markets that Camtek serves and a wealth of experience in commercializing new technologies. In particular, he has a deep knowledge of the PCB sector, and the Board believes that Mr. Amit is best suited to lead Camtek on its current strategic path to efficiently expand its current market share, with its focus on bringing the new GreenJet DMD system to the commercialization phase.

It is noted that Mr. Amit may be deemed, together with a third party, to control the Company (as a result of a voting agreement relating to a majority of Priortech’s voting equity, Mr. Amit may be deemed to control Priortech).

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve this resolution. In addition, the shareholders' approval must either include at least two thirds of the Ordinary Shares voted by shareholders, who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of this resolution, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family or the shareholder’s spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder (other than Priortech) or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's Chief Financial Officer, at +972-4-604-8100 or via email at  moshee@camtek.co.il for instructions on how to vote your ordinary shares and indicate that you are a controlling shareholder or have personal interest.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that all responsibilities attributed to the Chief Executive Officer be delegated to Mr. Amit in his capacity as Active Chairman of the Board for a period of three (3) years, as of March 27, 2014".

The Board of Directors recommends a vote FOR approval of the proposed resolution. As both Mr. Amit and Mr. Stern are deemed to have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

By Order of the Board of Directors,

RAFI AMIT
Active Chairman of the Board of Directors

February 20, 2014

FORM OF PROXY CARD

CAMTEK LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
MARCH 27, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit, Yotam Stern and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 10:00 a.m., on Thursday, March 27, 2014 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

Shares represented by this Proxy will be voted in favor of all the matters to be presented to the Meeting, as described below. If specification is made by a shareholder on this Proxy, the shares represented thereby will be voted in accordance with such specification.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR EACH PROPOSAL, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

MARCH 27, 2014

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
_________________________________________________________________________

	FOR	AGAINST	ABSTAIN
1. Authorize the Active Chairman of the Board of Directors to assume responsibilities previously held by our Chief Executive Officer	☐	☐	☐

PLEASE NOTE THAT BY EXECUTING AND SUBMITTING THIS PROXY CARD YOU HEREBY REPRESENT THAT YOU ARE NOT A "CONTROLLING SHAREHOLDER" AND THAT YOU DO NOT HAVE "PERSONAL INTEREST" IN THE RESOLUTION PROPOSED HERERIN. SEE THE “REQUIRED VOTE” SECTION IN ITEM A OF THE PROXY STATEMENT FOR MORE INFORMATION, INCLUDING HOW TO INDICATE THAT YOU ARE A "CONTROLLING SHAREHOLDER" OR THAT YOU DO HAVE "PERSONAL INTEREST".

To change the address on your account, please check the box at right and indicate your new address in the address space above. ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                                                                       Date

Signature of Shareholder                                                                                       Date

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.